Phinder Technologies Inc.
(Formerly known as Digital Rooster.com Ltd.)
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2


Cicely Luckey
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549


Re: Response to SEC comments letter from October 13, 2005

November 18, 2005


Dear Ms. Luckey:


     Please accept this letter as a response to the Securities and Exchange Commission comments letter from October 13, 2005 on Digital Rooster.com Ltd filing of Form 20-F for the year ended March 31, 2004.

Comment
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Financial Statements
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General
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     Explain to us where you disclosed details of your restatement in the notes to your restated financial statements or revise to include this information. Additionally, revise to label each year restated as such on the face of financial statements.

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Response:
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The Company has revised March 31, 2004 financial statements as described in the
Note 19 and 20. We have also revised to label each year restated as such on the face of the financial statements.

Comment
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Auditors' Report. Page 1
------------------------

2. As your financial statements were restated subsequent to the date of your independent auditors' report, it is unclear to us if the restatement was audited by your auditors. If so, tell us how your auditors modified their report to indicate that they had audited the restatement or revise accordingly.

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Response:
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The restatement reflected in the March 31, 2004 consolidated financial statements was audited by the independent auditors as reflected in an independent auditors report attached to the financial statements.

Comment
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Gain on dilution of investment in subsidiary, page 15
-----------------------------------------------------

3. We have considered your response to comment 6. It is still unclear to us how you have accounted for the issuance of treasury shares of Avrada, Inc. and why the transaction results in a gain in your income statement. Tell us, in detail, the nature of the transaction, how you have accounted for it, and your accounting basis for doing so.

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Response:
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The transaction was that Avrada sold from treasury 4,187,000 common shares for
$559,144. Each share also included one common share purchase warrant, giving the holder the option to purchase an additional common share of Avrada at $0.20 U.S for the period of one year from the date of the agreement.

The gain on dilution reflects the decrease in ownership of Avrada from 100% to 42%.

The entry to record the sale of Avrada's stock was supplied to us (without the details of the actual calculation) by an outside consultant.

We are in the process of obtaining the details, which could take 3-4 weeks. Upon receipt of the detailed calculation, we will do an in-depth review and forward our findings to you.


Sincerely,



/s/ John van Arem
Chief Executive Officer


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